Fortrend Securities, Inc.

Statement of Financial Condition

June 30, 2026

Assets		
Cash	$	57,430
Commissions receivable		76,421
Cash deposit with clearing broker		102,149
Due from related parties		906,464
Deferred tax asset		72,485
Total Assets	$	1,214,949
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	54,259
Income tax payable		33,830
Total Liabilities		88,089
Stockholder's Equity		
Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)		281,787
Retained earnings		845,073
Total Stockholder's Equity		1,126,860
Total Liabilities and Stockholder's Equity	$	1,214,949

See accompanying notes to the financial statements.